Exhibit 99.1

PRESS RELEASE – November 18, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Early Tender Date Results of Debt Tender Offer

TORONTO – Barrick Gold Corporation (NYSE: ABX) (TSX: ABX) (“Barrick”) announced today the results as of 5:00 p.m., New York City time, on November 15, 2013 (the “Early Tender Date”), of its cash tender offer for specified series of outstanding notes (the “Notes”) issued by Barrick, Barrick (HMC) Mining Company, Barrick North America Finance LLC and Barrick (PD) Australia Finance Pty Ltd. (together, the “Offerors”). The Tender Offer commenced on October 31, 2013. The Offerors are offering to purchase Notes for an aggregate purchase price (including principal, premium and accrued interest) for all Offerors of up to $1,500,000,000. The amount of a series of Notes that is purchased will be based on the order of priority for such series as set forth in the table below.

The following table presents the estimated aggregate principal amount of Notes tendered and not withdrawn on the Early Tender Date for each series, as reported by the Depositary.

Title of Security	CUSIP Number	Aggregate Principal Amount Outstanding	Principal Amount Tendered by Early Tender Date	Acceptance Priority Level
7.750% Notes due 2015(1)	725906AD3	$100,000,000	$39,700,000	1
2.90% Notes due 2016(1)	067901AF5 067901AD0 C03420AB9	$1,100,000,000	$868,023,000	2
5.75% Notes due 2016(2)	06849AAA7 P1619PAA6	$400,000,000	$135,577,000	3
2.50% Notes due 2018(1)	067901AN8 067901AM0 C03420AE3	$650,000,000	$393,995,000	4
6.80% Notes due 2018(3)	06849RAB8	$500,000,000	$202,242,000	5
6.95% Notes due 2019(1)	067901AB4	$750,000,000	$322,711,000	6
4.95% Notes due 2020(4)	06849UAC9	$400,000,000	$127,177,000	7
4.40% Notes due 2021(3)	06849RAD4 06849RAF9 U0684TAA4	$1,350,000,000	$326,031,000	8
3.85% Notes due 2022(1)	067901AL2 067901AJ7 C03420AD5	$1,250,000,000	$418,307,000	9
4.10% Notes due 2023(1)	067901AQ1 067901AP3 C03420AF0	$1,500,000,000	$714,299,000	10

(1)	Barrick is the applicable Offeror for the 7.750% Notes due 2015, the 2.90% Notes due 2016, the 2.50% Notes due 2018, the 6.95% Notes due 2019, the 3.85% Notes due 2022 and the 4.10% Notes due 2023.
(2)	Barrick (HMC) Mining Company is the applicable Offeror for the 5.75% Notes due 2016.
(3)	Barrick North America Finance LLC is the applicable Offeror for the 6.80% Notes due 2018 and the 4.40% Notes due 2021.
(4)	Barrick (PD) Australia Finance Pty Ltd. is the applicable Offeror for the 4.95% Notes due 2020.

Holders of Notes validly tendered and not withdrawn at or prior to the Early Tender Date and accepted for purchase will receive the “Total Consideration”, which consists of the applicable “Tender Offer Consideration” plus the early tender premium of $30.00 per $1,000 of principal amount of Notes accepted for purchase (the “Early Tender Premium”). The Tender Offer Consideration for each series of Notes will be determined, in the manner described in the offer to purchase, dated October 31, 2013 (“Offer to Purchase”), at 2:00 p.m., New York City time, on November 18, 2013.

BARRICK GOLD CORPORATION	1	PRESS RELEASE

Withdrawal rights with respect to Notes tendered expired at 5:00 p.m., New York City time, on November 15, 2013. Holders who validly tender their Notes after the Early Tender Date, and whose Notes are accepted for purchase, will be eligible to receive the applicable Tender Offer Consideration, which equals the applicable Total Consideration minus the Early Tender Premium. Subject to the terms and conditions contained in the Offer to Purchase, holders may tender Notes until midnight, New York City time, on December 2, 2013, unless extended (the “Expiration Date”). Barrick announced on November 14, 2013, that the financing condition to the Tender Offer described in the Offer to Purchase had been met. Subject to the satisfaction or waiver of the remaining conditions to the Tender Offer, the Notes will be accepted for purchase and the applicable consideration is expected to be paid on December 3, 2013, unless the Expiration Date is extended. The terms and conditions of the Tender Offer are described in the Offer to Purchase and related letter of transmittal, dated October 31, 2013 (“Letter of Transmittal”), distributed to holders of the Notes.

The Dealer Managers for the Tender Offer are RBC Capital Markets, LLC and Barclays Capital Inc. Questions regarding the Tender Offer may be directed to RBC Capital Markets, LLC at 877-381-2099 (toll-free) and 212-618-7822 (collect) or Barclays Capital Inc. at 800-438-3242 (toll-free) and 212-528-7581 (collect). Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent, Global Bondholder Services Corporation at 866-470-3900 (toll-free) or 212-430-3774 (collect) or in writing at 65 Broadway, Suite 404, New York, NY 10006.

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Notes or any other securities. The Offerors are making the Tender Offer only by, and pursuant to, the terms of the Offer to Purchase and the related Letter of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Offerors, their respective boards of directors, the Dealer Managers, the Information Agent or the trustees or indenture agents for the Notes make any recommendation as to whether Holders should tender or refrain from tendering their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

About Barrick Gold Corporation

Barrick is the world’s largest gold producer. Based in Toronto, the company operates mines and advanced exploration and development projects on four continents. Barrick’s shares are traded on the Toronto and New York stock exchanges under the symbol ABX.

INVESTOR CONTACT:	MEDIA CONTACT:

Amy Schwalm	Andy Lloyd
Vice President,	Vice President,
Investor Relations	Communications
Telephone: +1 416 307-7422	Telephone: +1 416 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	2	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “intend”, “expect”, “will”, “anticipate”, “may”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	3	PRESS RELEASE